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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)1



                                   CYRK, INC.
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                                (Name of Issuer)



                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)



                                   232817 10 6
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                                 (CUSIP Number)



        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 232817 10 6                 13G                   Page 2 of 7 Pages



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      1.         NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                          ERIC STANTON
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      2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [X]
                                                                     (b) [ ]
                 The information set forth in Items 4 and 6 of this Schedule 13G is hereby incorporated by reference herein.
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      3.         SEC USE ONLY

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      4.         CITIZENSHIP OR PLACE OF ORGANIZATION
                          UNITED STATES
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                             5.   SOLE VOTING POWER:                   920,069
         NUMBER OF                The information set forth in Items 4 and 6 of
           SHARES                 this Schedule 13G is hereby incorporated by
        BENEFICIALLY              reference herein.
          OWNED BY
            EACH
         REPORTING
        PERSON WITH
                             ---------------------------------------------------
                             6.   SHARED VOTING POWER: 4,393,138
                                  The information set forth in
                                  Items 4 and 6 of this Schedule
                                  13G is hereby incorporated by
                                  reference herein.
                             ---------------------------------------------------
                             7.   SOLE DISPOSITIVE POWER: 920,069
                                  The information set forth in
                                  Items 4 and 6 of this Schedule
                                  13G is hereby incorporated by
                                  reference herein.
                             ---------------------------------------------------
                             8.   SHARED DISPOSITIVE POWER: 0 The
                                  information set forth in Items 4
                                  and 6 of this Schedule 13G is
                                  hereby incorporated by reference
                                  herein.
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      9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON:           920,069

                 The information set forth in Items 4 and 6 of this Schedule 13G is hereby incorporated by reference herein.
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     10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*   [ ]

                          N/A
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     11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

                                        APPROXIMATELY 6.7%
                 The information set forth in Items 4 and 6 of this Schedule 13G is hereby incorporated by reference herein.
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     12.         TYPE OF REPORTING PERSON*:  IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                            Page 3 of 7 Pages



ITEM 1(a).                  NAME OF ISSUER:

                                     Cyrk, Inc.
                          ------------------------------------------------------

ITEM 1(b).                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                                     Cyrk, Inc.
                                     3 Pond Road
                                     Gloucester, MA  01930

                          ------------------------------------------------------

ITEM 2(a).                  NAME OF PERSON FILING:

                                     Eric Stanton
                          ------------------------------------------------------

ITEM 2(b).                  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                            RESIDENCE:

                                     Simon Marketing, Inc.
                                     3rd Floor
                                     Evergo House
                                     38 Gloucester Road
                                     Wanchai
                                     Hong Kong
                          ------------------------------------------------------

ITEM 2(c).                  CITIZENSHIP:

                                     United States
                          ------------------------------------------------------

ITEM 2(d).                  TITLE OF CLASS OF SECURITIES:

                                     common stock, par value $.01 per share
                                     ("Cyrk Stock")
                          ------------------------------------------------------

ITEM 2(e).                  CUSIP NUMBER:

                                     232817 10 6
                          ------------------------------------------------------


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                                                            Page 4 of 7 Pages


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES
          13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON
          FILING IS A:

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                     Act,

          (d)  [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act,

          (e)  [ ]   Investment Adviser registered under Section 203 of the
                     Investment Advisers Act of 1940,

          (f)  [ ]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

          (g)  [ ]   Parent Holding company, in accordance with Rule
                     13d-1(b)(ii)(G); see Item 7,

          (h)  [X]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4. OWNERSHIP.

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a) Amount Beneficially Owned: 920,069

        (b) Percent of Class: approximately 6.7%


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                                                            Page 5 of 7 Pages


        (c) Number of Shares as to which such person has:

                (i) Sole power to vote or to direct the vote:
                                                  920,069

                (ii) Shared power to vote or to direct the vote:
                                                4,393,138

                (iii) Sole power to dispose or to direct the disposition of:
                                                  920,069

                (iv) Shared power to dispose or to direct the disposition of:
                                                        0


                Pursuant to the closing on June 9, 1997 of that certain Agreement and Plan of Merger, dated as of May 7, 1997, by and among Cyrk, Inc., SMI Merger, Inc., Simon Marketing, Inc., Allan Brown and Eric Stanton (the "Agreement"), among other things, Eric Stanton received 920,069 shares of Cyrk Stock (the "Shares"). The full text of the Agreement (without exhibits) was filed as Exhibit A to that certain Schedule 13D filed by Eric Stanton on June 19, 1997 and was incorporated therein by reference.


                On July 21, 1997, Mr. Stanton transferred the Shares to the Eric Stanton Self-Declaration of Revocable Trust as to which Mr. Stanton is the settlor and sole trustee and over which Mr. Stanton exercises sole investment control and possesses full revocation rights.

                As a party to that certain Shareholders Agreement entered into as of June 9, 1997 by and among Cyrk, Inc., Allan Brown, Eric Stanton, Gregory Shlopak and Patrick Brady (the "Shareholders Agreement"), Mr. Stanton has shared voting power equal to 4,393,138 shares of Cyrk Stock with respect to the election of certain directors of Cyrk, Inc. and may be deemed to be a member of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange


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                                                            Page 6 of 7 Pages


                Act of 1934, as amended. The full text of the Shareholders Agreement was filed as Exhibit B to that certain Schedule 13D filed by Eric Stanton on June 19, 1997 and was incorporated therein by reference.

                Mr. Stanton expressly disclaims beneficial ownership of any shares of Cyrk Stock except the Shares as to which he possesses sole voting and dispositive power.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                         Not applicable.


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

                         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                         Not applicable.


ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                         The information set forth in Item 4 of this
                         Schedule 13G is hereby incorporated by
                         reference herein.

                         The group includes Allan Brown, Eric
                         Stanton, Gregory Shlopak and Patrick Brady, each in his individual capacity.


ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                         Not applicable.


ITEM 10.        Certification.

                         Not applicable.


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                                                            Page 7 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                             FEBRUARY 12, 1998
                   --------------------------------------
                                   (Date)



                              /S/ ERIC STANTON
                   --------------------------------------
                                (Signature)




                                ERIC STANTON
                   --------------------------------------
                                (Name/Title)